UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

OI S.A. – In Judicial Reorganization

(Name of Issuer)

Common Shares, without par value

(Title of Class of Securities)

670851500**

(CUSIP)

A.J. Silber

Brookfield Asset Management Inc.

Brookfield Place

181 Bay Street, Suite 300

Toronto, Ontario M5J 2T3

(416) 363-9491

(Name, address and telephone number of person authorized to receive notices and communications)

Copy to:

Richard J. Cooper, Esq.

Jorge U. Juantorena, Esq.

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, NY 10006

(212) 225-2000

January 11, 2019

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**	The CUSIP number is for the American Depositary Shares relating to the common shares. No CUSIP number exists for the underlying common shares, because such shares are not traded in the United States.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 670851500

1.	NAMES OF REPORTING PERSONS Brookfield Asset Management Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 343,410,230 (1)
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 343,410,230
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 343,410,230
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0% (2)
14.	TYPE OF REPORTING PERSON CO

(1)	All of which are held in the form of 68,682,046 American Depositary Shares (“ADSs”).
(2)

Based upon 3,796,949,365 common shares, without par value (“Common Shares”) outstanding (composed of (i) 2,262,901,279 Common Shares outstanding as of October 31, 2018 (according to the prospectus (the “Prospectus”) filed with the Securities and Exchange Commission (“SEC”) by the issuer pursuant to Rule 424(b)(2) on November 13, 2018, as amended), (ii) the issuance of 3,314,745 Common Shares on December 6, 2018 (according to the Form 6-K filed by the issuer with the SEC on December 5, 2018), (iii) the issuance of 275,985 Common Shares on January 7, 2019 (according to the Form 6-K filed by the issuer with the SEC on January 4, 2019) and (iv) 1,530,457,356 Common Shares issued by the issuer on January 16, 2019 pursuant to the rights offering being conducted by the issuer (the “Rights Offering”) on the terms and subject to the conditions specified in the Prospectus).

CUSIP No. 670851500

1.	NAMES OF REPORTING PERSONS Partners Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 343,410,230 (1)
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 343,410,230
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 343,410,230
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0% (2)
14.	TYPE OF REPORTING PERSON CO

(1)	All of which are held in the form of 68,682,046 ADSs.
(2)

Based upon 3,796,949,365 Common Shares outstanding (composed of (i) 2,262,901,279 Common Shares outstanding as of October 31, 2018 (according to the Prospectus), (ii) the issuance of 3,314,745 Common Shares on December 6, 2018 (according to the Form 6-K filed by the issuer with the SEC on December 5, 2018), (iii) the issuance of 275,985 Common Shares on January 7, 2019 (according to the Form 6-K filed by the issuer with the SEC on January 4, 2019) and (iv) 1,530,457,356 Common Shares issued by the issuer on January 16, 2019 pursuant to the Rights Offering.)

CUSIP No. 670851500

1.	NAMES OF REPORTING PERSONS PF Fund Limited Partnership
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 343,410,230 (1)
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 343,410,230
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 343,410,230
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0% (2)
14.	TYPE OF REPORTING PERSON PN

(1)	All of which are held in the form of 68,682,046 ADSs.
(2)

Based upon 3,796,949,365 Common Shares outstanding (composed of (i) 2,262,901,279 Common Shares outstanding as of October 31, 2018 (according to the Prospectus), (ii) the issuance of 3,314,745 Common Shares on December 6, 2018 (according to the Form 6-K filed by the issuer with the SEC on December 5, 2018), (iii) the issuance of 275,985 Common Shares on January 7, 2019 (according to the Form 6-K filed by the issuer with the SEC on January 4, 2019) and (iv) 1,530,457,356 Common Shares issued by the issuer on January 16, 2019 pursuant to the Rights Offering.)

CUSIP No. 670851500

1.	NAMES OF REPORTING PERSONS Brookfield Credit Opportunities Master Fund, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF, WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 343,410,230 (1)
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 343,410,230
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 343,410,230
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0% (2)
14.	TYPE OF REPORTING PERSON PN

(1)	All of which are held in the form of 68,682,046 ADSs.
(2)

Based upon 3,796,949,365 Common Shares outstanding (composed of (i) 2,262,901,279 Common Shares outstanding as of October 31, 2018 (according to the Prospectus), (ii) the issuance of 3,314,745 Common Shares on December 6, 2018 (according to the Form 6-K filed by the issuer with the SEC on December 5, 2018), (iii) the issuance of 275,985 Common Shares on January 7, 2019 (according to the Form 6-K filed by the issuer with the SEC on January 4, 2019) and (iv) 1,530,457,356 Common Shares issued by the issuer on January 16, 2019 pursuant to the Rights Offering.)

CUSIP No. 670851500

1.	NAMES OF REPORTING PERSONS Brookfield Credit Opportunities Co-Invest (B), L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 343,410,230 (1)
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 343,410,230
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 343,410,230
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0% (2)
14.	TYPE OF REPORTING PERSON PN

(1)	All of which are held in the form of 68,682,046 ADSs.
(2)

Based upon 3,796,949,365 Common Shares outstanding (composed of (i) 2,262,901,279 Common Shares outstanding as of October 31, 2018 (according to the Prospectus), (ii) the issuance of 3,314,745 Common Shares on December 6, 2018 (according to the Form 6-K filed by the issuer with the SEC on December 5, 2018), (iii) the issuance of 275,985 Common Shares on January 7, 2019 (according to the Form 6-K filed by the issuer with the SEC on January 4, 2019) and (iv) 1,530,457,356 Common Shares issued by the issuer on January 16, 2019 pursuant to the Rights Offering.)

CUSIP No. 670851500

1.	NAMES OF REPORTING PERSONS OC 538 Offshore Fund, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 343,410,230 (1)
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 343,410,230
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 343,410,230
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0% (2)
14.	TYPE OF REPORTING PERSON PN

(1)	All of which are held in the form of 68,682,046 ADSs.
(2)

Based upon 3,796,949,365 Common Shares outstanding (composed of (i) 2,262,901,279 Common Shares outstanding as of October 31, 2018 (according to the Prospectus), (ii) the issuance of 3,314,745 Common Shares on December 6, 2018 (according to the Form 6-K filed by the issuer with the SEC on December 5, 2018), (iii) the issuance of 275,985 Common Shares on January 7, 2019 (according to the Form 6-K filed by the issuer with the SEC on January 4, 2019) and (iv) 1,530,457,356 Common Shares issued by the issuer on January 16, 2019 pursuant to the Rights Offering.)

CUSIP No. 670851500

1.	NAMES OF REPORTING PERSONS Brookfield Asset Management Private Institutional Capital Adviser (Credit), LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 343,410,230 (1)
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 343,410,230
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 343,410,230
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0% (2)
14.	TYPE OF REPORTING PERSON CO

(1)	All of which are held in the form of 68,682,046 ADSs.
(2)

Based upon 3,796,949,365 Common Shares outstanding (composed of (i) 2,262,901,279 Common Shares outstanding as of October 31, 2018 (according to the Prospectus), (ii) the issuance of 3,314,745 Common Shares on December 6, 2018 (according to the Form 6-K filed by the issuer with the SEC on December 5, 2018), (iii) the issuance of 275,985 Common Shares on January 7, 2019 (according to the Form 6-K filed by the issuer with the SEC on January 4, 2019) and (iv) 1,530,457,356 Common Shares issued by the issuer on January 16, 2019 pursuant to the Rights Offering.)

CUSIP No. 670851500

1.	NAMES OF REPORTING PERSONS Brookfield Credit Opportunities Fund GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 343,410,230 (1)
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 343,410,230
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 343,410,230
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0% (2)
14.	TYPE OF REPORTING PERSON CO

(1)	All of which are held in the form of 68,682,046 ADSs.
(2)

Based upon 3,796,949,365 Common Shares outstanding (composed of (i) 2,262,901,279 Common Shares outstanding as of October 31, 2018 (according to the Prospectus), (ii) the issuance of 3,314,745 Common Shares on December 6, 2018 (according to the Form 6-K filed by the issuer with the SEC on December 5, 2018), (iii) the issuance of 275,985 Common Shares on January 7, 2019 (according to the Form 6-K filed by the issuer with the SEC on January 4, 2019) and (iv) 1,530,457,356 Common Shares issued by the issuer on January 16, 2019 pursuant to the Rights Offering.)

CUSIP No. 670851500

1.	NAMES OF REPORTING PERSONS Brookfield Capital Partners (Bermuda) Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 343,410,230 (1)
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 343,410,230
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 343,410,230
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0% (2)
14.	TYPE OF REPORTING PERSON CO

(1)	All of which are held in the form of 68,682,046 ADSs.
(2)

Based upon 3,796,949,365 Common Shares outstanding (composed of (i) 2,262,901,279 Common Shares outstanding as of October 31, 2018 (according to the Prospectus), (ii) the issuance of 3,314,745 Common Shares on December 6, 2018 (according to the Form 6-K filed by the issuer with the SEC on December 5, 2018), (iii) the issuance of 275,985 Common Shares on January 7, 2019 (according to the Form 6-K filed by the issuer with the SEC on January 4, 2019) and (iv) 1,530,457,356 Common Shares issued by the issuer on January 16, 2019 pursuant to the Rights Offering.)

CUSIP No. 670851500

1.	NAMES OF REPORTING PERSONS OC 538 GP, Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 343,410,230 (1)
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 343,410,230
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 343,410,230
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0% (2)
14.	TYPE OF REPORTING PERSON CO

(1)	All of which are held in the form of 68,682,046 ADSs.
(2)

Based upon 3,796,949,365 Common Shares outstanding (composed of (i) 2,262,901,279 Common Shares outstanding as of October 31, 2018 (according to the Prospectus), (ii) the issuance of 3,314,745 Common Shares on December 6, 2018 (according to the Form 6-K filed by the issuer with the SEC on December 5, 2018), (iii) the issuance of 275,985 Common Shares on January 7, 2019 (according to the Form 6-K filed by the issuer with the SEC on January 4, 2019) and (iv) 1,530,457,356 Common Shares issued by the issuer on January 16, 2019 pursuant to the Rights Offering.)

CUSIP No. 670851500

1.	NAMES OF REPORTING PERSONS 2518154 Ontario Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 343,410,230 (1)
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 343,410,230
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 343,410,230
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0% (2)
14.	TYPE OF REPORTING PERSON CO

(1)	All of which are held in the form of 68,682,046 ADSs.
(2)

Based upon 3,796,949,365 Common Shares outstanding (composed of (i) 2,262,901,279 Common Shares outstanding as of October 31, 2018 (according to the Prospectus), (ii) the issuance of 3,314,745 Common Shares on December 6, 2018 (according to the Form 6-K filed by the issuer with the SEC on December 5, 2018), (iii) the issuance of 275,985 Common Shares on January 7, 2019 (according to the Form 6-K filed by the issuer with the SEC on January 4, 2019) and (iv) 1,530,457,356 Common Shares issued by the issuer on January 16, 2019 pursuant to the Rights Offering.)

Introductory Statement

Pursuant to Rule 13d-2 promulgated under the Act, this Schedule 13D/A (this “Amendment No. 1”) amends the Schedule 13D filed on September 27, 2018 (the “Original Schedule 13D”, and together with Amendment No. 1, the “Schedule 13D”).

Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged. Capitalized terms used herein but not otherwise defined have the meanings ascribed to such terms in the Original Schedule 13D.

ITEM 3.	Source and Amount of Funds or Other Consideration.

Item 3 is amended by deleting the first sentence in its entirety and replacing it with the following:

“The disclosure in Items 4 and 5 is incorporated herein by reference.”

Item 3 is also amended and supplemented by adding the following:

“On November 23, 2018, certain of the Funds received 38,307,045 transferable rights to acquire Common Share ADSs (the “ADS Rights”) as part of a rights offering conducted by the Issuer (the “Rights Offering”). Each ADS Right allowed the holder to subscribe for one Common Share ADS on the terms and subject to the conditions specified in the prospectus (the “Prospectus”) filed with the Securities and Exchange Commission (the “SEC”) by the Issuer pursuant to Rule 424(b)(2) on November 13, 2018. On December, 26, 2018 certain of the Funds exercised ADS Rights to subscribe for 38,508,826 Common Share ADSs. On January 11, 2019, the Issuer announced that 1,530,457,356 initial New Common Shares (as defined in the Prospectus) had been subscribed for in the Rights Offering and 91,322,933 Excess New Common Shares (as defined in the Prospectus) had been subscribed for in the Rights Offering. According to the Issuer, 1,530,457,356 initial New Common Shares were issued on or about January 16, 2019 and 91,322,933 Excess New Common Shares will be issued on or about January 24, 2019. Pursuant to the terms of the Rights Offering, the Funds will receive 38,508,826 Common Share ADSs, representing 192,544,130 newly issued Common Shares.

The price per Common Share ADS in the Rights Offering was US$1.592439.”

Item 3 is also amended by deleting the sub-section captioned “Warrants” in its entirety and replacing it with the following:

“Warrants

Each Warrant distributed as part of the Qualified Recovery entitled its holder to subscribe for one Common Share at an exercise price of the equivalent in reais of US$0.01 per Common Share. The Funds held their Warrants in the form of ADWs, each representing the right to subscribe for one Common Share ADS. On October 31, 2018, certain of the Funds exercised 1,515,232 ADWs to subscribe for 1,515,232 ADSs representing 7,576,160 Common Shares. The exercise price was US$0.0538 per ADW, which was paid in cash.”

ITEM 5.	Interest in Securities of the Issuer.

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D and Item 3 are incorporated herein by reference. Such information is based upon 3,796,949,365 Common Shares outstanding (composed of (i) 2,262,901,279 Common Shares outstanding as of October 31, 2018 (according to the Prospectus), (ii) the issuance of 3,314,745 Common Shares on December 6, 2018 (according to the Form 6-K filed by the issuer with the SEC on December 5, 2018), (iii) the issuance of 275,985 Common Shares on January 7, 2019 (according to the Form 6-K filed by the issuer with the SEC on January 4, 2019) and (iv) 1,530,457,356 Common Shares issued by the issuer on January 16, 2019 pursuant to the Rights Offering).

(c) The information in Item 3 and Item 4 is incorporated herein by reference. Except as set forth in this Schedule 13D, there have been no transactions in the Common Shares of the Issuer effected during the 60 days prior the date of this Schedule 13D by any person named in Item 2 hereof. Schedule I provides additional information with respect to the dates, amounts of securities and prices of any such transactions.

(d) No person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, any Common Shares.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 16, 2019

BROOKFIELD ASSET MANAGEMENT INC.

/s/ AJ Silber
By: AJ Silber
Title: Vice President

PARTNERS LIMITED

/s/ Brian D. Lawson
By: Brian D. Lawson
Title: President

PF FUND LIMITED PARTNERSHIP

By: 2518154 Ontario Limited, its General Partner
/s/ Kathy Sarpash
By: Kathy Sarpash
Title: Vice President

BROOKFIELD CREDIT OPPORTUNITIES MASTER FUND, L.P.

By: Brookfield Asset Management Private Institutional Capital Adviser (Credit), LLC, its Investment Manager
/s/ Anthony Bavaro
By: Anthony Bavaro
Title: Vice President

BROOKFIELD CREDIT OPPORTUNITIES CO-INVEST (B), L.P.

By: Brookfield Asset Management Private Institutional Capital Adviser (Credit), LLC, its Investment Manager
/s/ Anthony Bavaro
By: Anthony Bavaro
Title: Vice President

OC 538 OFFSHORE FUND, L.P.

By: Brookfield Asset Management Private Institutional Capital Adviser (Credit), LLC, its Investment Manager
/s/ Anthony Bavaro
By: Anthony Bavaro
Title: Vice President

BROOKFIELD ASSET MANAGEMENT PRIVATE INSTITUTIONAL CAPITAL ADVISER (CREDIT), LLC

/s/ Anthony Bavaro
By: Anthony Bavaro
Title: Vice President

BROOKFIELD CREDIT OPPORTUNITIES FUND GP, LLC

/s/ Anthony Bavaro
By: Anthony Bavaro
Title: Vice President

BROOKFIELD CAPITAL PARTNERS (BERMUDA) LTD.

/s/ Jane Sheere
By: Jane Sheere
Title: Secretary

OC 538 GP, LTD.

/s/ Robert Paine
By: Robert Paine
Title: Director

2518154 ONTARIO LIMITED

/s/ Kathy Sarpash
By: Kathy Sarpash
Title: Vice President

Schedule I

TRADING IN SHARES

Between November 14, 2018 and January 16, 2019, the Reporting Persons made the following transactions in the Common Shares (in the form of Common Share ADSs) and of Common Share ADS Rights of the Company:

Name	Trade Date	Buy/Sell	No. of ADSs	No. of Common Shares	Gross Price (per ADS)	Security
Brookfield Credit Opportunities Master Fund, L.P.	11/14/2018	Buy	15,000	75,000	$2.89	Common Shares
OC 538 Offshore Fund, L.P.	11/14/2018	Buy	35,000	175,000	$2.89	Common Shares
PF Fund Limited Partnership	11/19/2018	Buy	46,212	231,060	$2.75	Common Shares
OC 538 Offshore Fund, L.P.	11/19/2018	Buy	15,000	75,000	$2.75	Common Shares
Brookfield Credit Opportunities Master Fund, L.P.	11/27/2018	Buy	200,000	1,000,000	$1.82	Common Shares
OC 538 Offshore Fund, L.P.	11/27/2018	Buy	200,000	1,000,000	$1.82	Common Shares
OC 538 Offshore Fund, L.P.	1/4/2019	Buy	434,325	2,171,625	$1.86	Common Shares
OC 538 Offshore Fund, L.P.	1/7/2019	Buy	100,000	500,000	$1.88	Common Shares
OC 538 Offshore Fund, L.P.	1/9/2019	Buy	165,000	825,000	$1.89	Common Shares
OC 538 Offshore Fund, L.P.	1/9/2019	Buy	100,000	500,000	$1.90	Common Shares
OC 538 Offshore Fund, L.P.	1/15/2019	Buy	250,000	1,250,000	$1.80	Common Shares

Name	Trade Date	Buy/Sell	No. of ADS Rights	No. of Common Shares	Gross Price (per ADS Right)	Security
Brookfield Credit Opportunities Master Fund, L.P.	11/29/18	Buy	221,332	1,106,660	$0.2200	Common Shares
OC 538 Offshore Fund, L.P.	11/29/18	Buy	500,000	2,500,000	$0.2200	Common Shares
Brookfield Credit Opportunities Master Fund, L.P.	12/06/18	Buy	212,500	1,062,500	$0.1219	Common Shares
OC 538 Offshore Fund, L.P.	12/06/18	Buy	37,500	187,500	$0.1219	Common Shares
Brookfield Credit Opportunities Master Fund, L.P.	12/07/18	Buy	283,333	1,416,665	$0.0800	Common Shares
Brookfield Credit Opportunities Master Fund, L.P.	12/07/18	Buy	141,667	708,335	$0.1000	Common Shares
OC 538 Offshore Fund, L.P.	12/07/18	Buy	50,000	250,000	$0.0800	Common Shares
OC 538 Offshore Fund, L.P.	12/07/18	Buy	25,000	125,000	$0.1000	Common Shares
PF Fund Limited Partnership	12/07/18	Buy	333,333	1,666,665	$0.1000	Common Shares
PF Fund Limited Partnership	12/07/18	Buy	666,667	3,333,335	$0.0800	Common Shares
Brookfield Credit Opportunities Master Fund, L.P.	12/12/18	Buy	1,180,010	5,900,050	$0.0158	Common Shares
OC 538 Offshore Fund, L.P.	12/12/18	Buy	400,000	2,000,000	$0.0158	Common Shares
Brookfield Credit Opportunities Master Fund, L.P.	12/13/18	Buy	250,000	1,250,000	$0.0200	Common Shares
OC 538 Offshore Fund, L.P.	12/13/18	Buy	50,000	250,000	$0.0200	Common Shares
PF Fund Limited Partnership	12/13/18	Buy	232,990	1,164,950	$0.0200	Common Shares
Brookfield Credit Opportunities Master Fund, L.P.	12/14/18	Buy	2,112,000	10,560,000	$0.0199	Common Shares
PF Fund Limited Partnership	12/14/18	Buy	775,000	3,875,000	$0.0199	Common Shares
Brookfield Credit Opportunities Master Fund, L.P.	12/17/18	Buy	222,263	1,111,315	$0.0140	Common Shares
PF Fund Limited Partnership	12/17/18	Buy	222,263	1,111,315	$0.0140	Common Shares
Brookfield Credit Opportunities Master Fund, L.P.	12/18/18	Buy	777,737	3,888,685	$0.0150	Common Shares
PF Fund Limited Partnership	12/18/18	Buy	777,737	3,888,685	$0.0150	Common Shares